UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO

(Amendment No. 1)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

Of the Securities Exchange Act of 1934

Amerant Bancorp Inc.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class B Common Stock, par value $0.10 per share

(Title of Class of Securities)

23576200

(CUSIP Number of Class of Securities)

Carlos Iafigliola

Executive Vice President and Chief Financial Officer

Amerant Bancorp Inc.

220 Alhambra Circle

Coral Gables, Florida 33134

(305) 460-8728

(Name, address, including zip code, and telephone number, including area code, of agent for service)

with a copy to:

Arturo H. Banegas Masia, Esq.

Esther L. Moreno, Esq.

Akerman LLP

Brickell City Centre

98 Southeast Seventh Street, Suite 1100

Miami, Florida 33131

(305) 374-5600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,000,000	$5,455.00

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $50,000,000 in value of shares of the Class B Common Stock, par value $0.10 per share, of Amerant Bancorp Inc.

**	The amount of the filing fee, calculated in accordance with Rule 0–11 under the Securities Exchange Act of 1934, as amended, equals $109.10 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:$5,455.00	Filing Party:Amerant Bancorp Inc.
Form or Registration No.:Schedule TO	Date Filed:November 20, 2020

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.

☒	issuer tender offer subject to Rule 13e–4.

☐	going-private transaction subject to Rule 13e–3.

☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Amerant Bancorp Inc., a Florida corporation (“Amerant” or the “Company”), with the Securities and Exchange Commission on November 20, 2020 (together with any subsequent amendments and supplements thereto, the “Schedule TO”) in connection with the Company’s offer to purchase for cash up to an aggregate purchase price of $50,000,000 of shares of its Class B common stock, par value $0.10 per share (the “Shares”), at a per Share price not greater than $12.55 and not less than $9.65, net to the tendering shareholder in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated November 20, 2020 (as amended or supplemented from time to time, the “Offer to Purchase”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase dated November 20, 2020 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal”), as each may be amended or supplemented from time to time.

ITEM 1.	Summary Term Sheet.

Item 1 is hereby amended and supplemented as follows:

In the Offer to Purchase, dated November 20, 2020, the section captioned “Summary Term Sheet” is hereby amended and supplemented as follows:

The second sentence of the answer to the question “Until what time can I withdraw previously tendered Shares?” is hereby amended and restated to state:

“In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on January 21, 2021, the fortieth business day after the commencement of the tender offer.”

ITEM 4.	Terms of the Transaction.

Item 4 is hereby amended and supplemented as follows:

The changes described above in Item 1 of this Amendment No. 1 are hereby incorporated by reference into this Item 4.

The section of the Offer to Purchase captioned “4. Withdrawal Rights” is hereby amended and supplemented as follows:

The second sentence in the first paragraph is hereby amended and restated to state:

“In addition, unless we have already accepted your tendered Shares for payment, you may withdraw your tendered Shares at any time after 11:59 p.m., New York City time, on January 21, 2021, the fortieth business day after the commencement of the tender offer.”

ITEM 12.	Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated November 20, 2020.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9 and IRS Form W-8).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Summary Advertisement.*

(a)(5)(A)	Press Release issued by the Company on November 20, 2020.*

*	Filed previously as exhibits to the Schedule TO filed on November 20, 2020.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AMERANT BANCORP INC.

By:	/s/ Millar Wilson
Name: Millar Wilson
Title: Vice Chairman and Chief Executive Officer

Date: November 30, 2020